UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

December 26, 2017

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Relevant Information Communication

Dear Sirs:

By means of the present and in accordance with the provisions of article 28 of the Consolidated Text of the Securities Market Law, approved by Supreme Decree No. 093-2002-EF and the Regulation of Relevant and Reserved Information Communications, approved by SMV Resolution No. 005-2014-SMV / 01, we comply with informing as a Relevant Information Communication, that we have learned that on December 25, 2017 the Public Ministry, through social networks (Twitter), has indicated that it has requested - in the framework of the preparatory investigation that this entity follows regarding the Interoceanic Highway project - Sections 2 and 3 - the incorporation of Graña y Montero S.A.A., among other companies, as a legal entity investigated for the crimes of aggravated collusion and asset laundering.

In this regard, we must inform that, as of the date of this document, Graña y Montero S.A.A. has not been notified with the request referred to by the Public Ministry in its publication on social networks, which is why we are not aware of the scope and conditions of it.

It should be noted that our company will comply with informing the market any situation generated in the framework of the aforementioned investigation and that qualifies as a Relevant Information Communication, in accordance with the provisions of the Single Order Text of the Securities Market Law and the Regulation of Relevant and Reserved Information Communications

Sincerely,

___________________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: December 26, 2017